Exhibit 99.1

The Stars Group Announces Upsizing and Pricing of Private Offering of $1.0 Billion of Unsecured Senior Notes

TORONTO, June 28, 2018 -- The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) (“The Stars Group” or the “Company”) announced today the upsizing and pricing by Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), its indirect wholly-owned subsidiaries, of $1.0 billion aggregate principal amount of unsecured senior notes (the “Notes Offering”), which represents an increase of $250 million from the previously announced offering size.  The notes will be issued at par, bear interest at a rate of 7.0% per annum and mature on July 15, 2026.  The Notes Offering is expected to close on or about July 10, 2018.

The Stars Group intends to use the net proceeds from the Notes Offering, together with the Company’s previously announced equity offering, bank financing and cash on hand to fund the previously announced acquisition of Sky Betting & Gaming.

The notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in reliance on Regulation S under the Securities Act.

The offer and sale of the notes will not be registered under the Securities Act and the notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, The Stars Group, through its subsidiaries, currently holds gaming licenses or approvals in 18 jurisdictions, with PokerStars being the world's most licensed online gaming brand, holding 17 of such licenses or approvals.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including, without limitation, the planned Notes Offering and Acquisition, the use of proceeds from the Notes Offering, and plans regarding the financing of the Acquisition. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including litigation risk, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Stars Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com